EXHIBIT 12

CINEMARK USA, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended					Three Months Ended
	December 31,					March 31,
	2008	2009	2010	2011	2012	2012	2013
Computation of Earnings:
Pretax income (loss) from continuing operations before equity income (loss)	$18,015	$196,798	$212,969	$202,174	$285,891	$69,521	$41,826
Add:
Fixed charges	182,185	173,739	188,432	205,167	207,107	52,504	52,999
Amortization of capitalized interest	489	496	496	496	496	124	124
Distributed income (loss) of equity investees	(2,373)	(907)	(3,438)	5,651	13,109	1,790	2,421
Less:
Capitalized interest	(270)	—	—	—	—	—	—

TOTAL EARNINGS	$156,394	$349,230	$398,459	$413,488	$506,603	$123,939	$97,370

Computation of Fixed Charges:
Interest expense	$111,362	$97,730	$107,728	$118,358	$118,873	30,936	31,220
Capitalized interest	270	—	—	—	—	—	—
Amortization of debt issue costs	4,696	4,775	4,716	4,744	4,792	1,197	1,386
Interest factor on rent expense	65,857	71,234	75,988	82,065	83,442	20,371	20,393

TOTAL FIXED CHARGES	$182,185	$173,739	$188,432	$205,167	$207,107	$52,504	$52,999

RATIO OF EARNINGS TO FIXED CHARGES	1.11x	2.28x	2.11x	2.02x	2.45x	2.36x	1.84x